Angela Collette

Attorney and Counselor at Law

Licensed in Kentucky, Michigan and New York

28329 Utica Road, Roseville, Michigan 48066

(321) 507-7836

      October 18, 2013

Sondra Snyder

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

 Re:

 Item 4.01 Form 8-K

Filed October 11, 2013

File No. 000-54307

Dear Mrs. Snyder:

On behalf of Kopjaggers, Inc., please accept the Company’s responses to your comments, as provided below.

 Item 4.01 Form 8-K, filed October 11, 2013

1. We note your statements regarding Messineo & Co., CPAs, LLC’s (M&Co) report on your financial statements for the year ended December 31, 2012 and for the period February 23, 2010 (inception) through December 31, 2012; however, it does not appear that M&Co issued a report on your financial statements. Your financial statements for the year ended December 31, 2012 were audited by DKM Certified Public Accountants and your financial statements for the year ended December 31, 2011 were audited by Peter Messineo, CPA. Both of these firms are separate legal entities from M&Co. Thus your disclosure does not appear accurate. Please revise your disclosure to be factually accurate. Such disclosure should state, if true, that M&Co did not issue an audit report on your financial statements. You may wish to disclose the dates M&Co was engaged and dismissed to explain why they did not issue a report on your financial statements.

Response:

We have revised our disclosure to accurately reflect the work that DKM, Peter Messineo and M&Co have done for Kopjaggers, Inc. and the dates they have done the work.

2. Please revise your disclosure to indicate whether there were any disagreements with M&Co on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which if not resolved to the satisfaction of M&Co would have caused them to make reference to the subject matter of the disagreement(s) in connection with their report (if they had issued a report) during the period from the date they were engaged on June 13, 2013 through the date of dismissal on October 10, 2013.

Response:

We have revised our disclosure to reflect that there was no disagreement with M&Co.

3. Please revise your disclosure to indicate whether there were any reportable events as defined in Item 304(a)(1)(iv) of Regulation S-K during the period from the date M&Co was engaged on June 13, 2013 through the date of dismissal on October 10, 2013.

Response:

We have revised our disclosure to indicate that there were no reportable events.

4. Please have M&Co review your revised disclosures and furnish you with a letter indicating whether or not they agree with your revised disclosures. Please file this letter as Exhibit 16 to your amended Form 8-K.

Response:

We have enclosed this letter from M&Co as Exhibit 16 to our Amended Form 8-K.

We also acknowledge that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by

Thank you for your assistance with this filing. I may be reached at any time at (321) 507-7836.

Sincerely,

//Angela Collette

Angela Collette

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